

Securities and Exchange Commission
Washington, D.C. 20549


RECD S.E.C.
AUG 13 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

Shaw Communications Inc
(Translation of Registrant's name into English)

Suite 900, 630 - 3rd Avenue S.W.
Calgary, Alberta, Canada T2P 4L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F________ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHAW COMMUNICATIONS INC.

By: A. Haugh

for R.D. Rogers
Senior Vice President
Chief Financial Officer

August 6, 2002



NEWS RELEASE

GUIDANCE FISCAL 2002/2003

Calgary, Alberta, August 1, 2002----The following is updated guidance for fiscal 2002 and the outlook for fiscal 2003.

	Fiscal 2002	Fiscal 2003
	(millions)	
Operating Income (1)		
Cable, Internet and Big Pipe (Cable) (2)	$ 605	$ 710
Satellite Service	41	38
Star Choice	(14)	60
Total	$ 632	$ 808

(1) Operating income is earnings before interest, amortization and taxes.
(2) Cable includes the U.S. cable assets which are being offered for sale and operating income is approximately $27 million for both fiscal 2002 and 2003.

	Fiscal 2002		Fiscal 2003
	4th Qtr	YTD	
Cable Free Cash Flow			
Operating Income	$ 170	$ 605	$ 710
Less:			
Interest	50	200	200
Entitlements on Equity Instruments	10	42	40
Cash taxes	9	36	30
Capital expenditures and subsidies	120	704	420
Total	189	982	690
Free Cash Flow	(19)	(377)	$ 20

The operating income guidance for fiscal 2002 is unchanged from previous guidance provided in the third quarter results. The cable free cash flow guidance for fiscal 2002 is showing an improvement of approximately $9 million due to lower capital expenditures and subsidies in the fourth quarter. The growth in subscribers for Internet, DTH and basic cable at this time are slower than anticipated as a result of continued aggressive competition. The month of August is typically the biggest contributor to growth in subscribers for the fourth quarter and various sales and marketing campaigns are just under way or now being launched. It is too early to estimate subscriber growth for the fourth quarter but it is anticipated to be lower than previous guidance. We will not be providing subscriber growth guidance in the future but will be focused solely on operating income and free cash flow. Subscriber statistics will be available in the quarterly reports to shareholders.

The outlook for 2003 does not include price increases on cable at this time and also reflects the current aggressive competitive environment. Price increases will be reviewed in the context of market and economic conditions as the year progresses and after approval of basic rate deregulation, anticipated in September 2002. The operating income for cable in fiscal 2003 represents a 17% increase over fiscal 2002. The attainment of free cash flow in fiscal 2003 marks a significant turning point and achieves the Company's primary objective as previously outlined in the quarterly reports to shareholders.

Another positive milestone is the achievement of significant positive operating income for Star Choice in 2003. As previously stated it is anticipated that Star Choice will be free cash flow in fiscal 2004.

The sale of the U.S. cable assets is proceeding and an announcement should be made in the next few months.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words "anticipate", "believe", "expect", "plan", intend", "target", "guideline", "goal", and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw's business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw's industries in both Canada and the United States; Shaw's status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home ("DTH") services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX - SJR.B, NYSE - SJR)

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For further information, please contact:

R.D. Rogers
Senior Vice President, Chief Financial Officer
Shaw Communications Inc.
403-750-4500